UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-52170

(Check one): □ Form 10-K □ Form 20-F □ Form 11-K ⌧ Form 10-Q □ Form 10-D □ Form N-SAR
□ Form N-CSR
For Period Ended: March 31, 2018
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
□ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

InnerWorkings, Inc.
Full Name of Registrant

Former Name if Applicable

600 West Chicago Avenue, Suite 850
Address of Principal Executive Office (Street and Number)

Chicago, IL 60654
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

□	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, InnerWorkings, Inc. (the “Company”) is in the process of restating its financial statements for the years ended December 31, 2017, 2016, and 2015, and all interim periods within those years (the “Restated Periods”). The Company is working diligently to prepare and file an amendment to its 2017 Form 10-K (the “10-K/A”) reflecting the corrected financial statements for the Restated Periods. Promptly after the filing of the 10-K/A, the Company expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”). Due to the extensive work required to complete the 10-K/A with all of the amended and restated information for the Restated Periods, the Company is unable to file the Form 10-Q on or before the prescribed due date of May 10, 2018. The delay could not be eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles D. Hodgkins III	(312)	642-3700
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ⌧ No □

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ⌧ No □

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Initial estimated changes in the Company’s results of operations for the years ended December 31, 2015, 2016 and 2017 were reflected in the Company’s Current Report on Form 8-K filed on May 7, 2018. At this time, the Company is unable to give a reasonable estimate of the impact of the results of operations for interim periods within those fiscal years, including the quarter ended March 31, 2017, because the Company requires additional time to complete an analysis of all necessary adjustments and to determine the extent of the corrections that may be required for those interim periods. Promptly following the filing of this Form 12b-25, the Company expects to file its 10-K/A and Form 10-Q, which will include full financial results and a description of the changes from the corresponding period for the prior fiscal year.

InnerWorkings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2018	By:	/s/ Charles D. Hodgkins III
	Name:	Charles D. Hodgkins III
	Title:	Interim Chief Financial Officer